www.linkedin.com/in/amirbenesh
(LinkedIn)

Top Skills

Marketing Management

Event Planning

Rentals

Languages

Spanish

English

French

Amir Benesh

CEO and Founder of kimanilife.com Private Club for the High-End society around the globe, with hundreds of different types of communities.

Miami, Florida, United States

Summary

Experienced Founder with a demonstrated history of working in the transportation/trucking/railroad industry. Skilled in Negotiation, Apartments, Sales, Real Property, and Exit Strategies. Strong business development professional with a Bachelor of Science (BS) focused in Political Science and Government from Université Paris Sorbonne (Paris IV).

Experience

Kimani

Chief Executive Officer & Founder

March 2021 - Present (4 years 11 months)

Miami, Florida, United States

Welcome to the world's most exclusive club, connecting members with the highest circles of society across the globe. Membership is free, yet granted only upon approval by our selection committee.

LVH Global

11 years 2 months

Member Board of Directors

December 2014 - Present (11 years 2 months)

Greater New York City Area

- Operations

- PR

- Marketing

- Social Events

- Client Management

LVH Global is the Leader in the luxury vacation home industry. With over 7000 luxury homes in over a hundred destinations worldwide, we're sure to have one that delivers exactly the dream vacation you envision.

Chairman Emeritus
February 2015 - Present (11 years)

Founder
December 2014 - Present (11 years 2 months)
Greater New York City Area

WHO WE ARE
LVH GLOBAL IS THE LEADER IN THE LUXURY VACATION HOME INDUSTRY providing 5-star, full-service at the highest standard of excellence. Each of our homes offer its own uniquely magnificent experience, created to exceed your expectations with unrivaled amenities and unparalleled service. LVH Global provides access to over 5,000 luxury homes in over 50 destinations worldwide. Endless possibilities await you.

OUR HOMES
OUR LUXURY HOMES PROVIDE UNIQUE SETTINGS AND ATMOSPHERES. We only represent the highest quality homes around the world which are, fully inspected, staffed, maintained and managed by our world-class team.

Board Member
April 2023 - April 2025 (2 years 1 month)

Str Enterprises
Founder
May 2005 - April 2025 (20 years)

- Run a Boutique Vacation Property Management

- Luxury Rentals worldwide

- Marketing and PR

Cafe Mozart Inc
Owner
January 1998 - January 2010 (12 years 1 month)

- Founder

- Owner

- Management

- Management of all the coffee chain

- Hospitality

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Education

Université Paris Sorbonne (Paris IV)

Bachelor of Science (BS), Political Science and Government · (1983 - 1985)